Expion360 Inc.

2025 SW Deerhound Ave.

Redmond, OR 97756

(541) 797-6714

August 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:        Expion360 Inc. Request for Acceleration of Effectiveness

Registration Statement on Form S-1, as amended

File No. 333-280996

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Expion360 Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), and declare the Registration Statement effective as of 5:00 P.M., Eastern Time, on August 6, 2024, or as soon thereafter as is practicable, or at such other time as the Company or its counsel may orally request by telephone.

Should the Securities and Exchange Commission have any questions regarding this acceleration request, please do not hesitate to contact Ryan C. Wilkins via telephone at (949) 725-4115 or via email at rwilkins@stradlinglaw.com. We respectfully request that you contact Mr. Wilkins via telephone as soon as the above-referenced Registration Statement has been declared effective.

Sincerely,

EXPION360 INC.

/s/ Brian Schaffner

Brian Schaffner

Chief Executive Officer

cc: Expion360 Inc.
 Greg Aydelott, Chief Financial Officer

Stradling Yocca Carlson & Rauth LLP